UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                           SK TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   784409 30 2
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Philip Kozloff
                           Sixth Avenue Associates LLC
                             c/o Keswick Management
                     1330 Avenue of the Americas, 27th Floor
                               New York, NY 10019
                                 (212) 489-2288

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                               Reade H. Ryan, Jr.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

                                December 18, 2003
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                                              Page 2 of 10 pages

CUSIP No. 784409 30 2

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Sixth Avenue Associates LLC, 13-4187021
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) X
          (b)[ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          00
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e).                                                     [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
        NUMBER OF                 7    SOLE VOTING POWER
         SHARES                        0
      BENEFICIALLY               -----------------------------------------------
        OWNED BY                  8    SHARED VOTING POWER
      EACH REPORTING                   3,018,064*
       PERSON WITH               -----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                 -----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       3,018,064*

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,018,064*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

____________________
* Includes 66,667 shares of Series B Convertible Redeemable Preferred Stock.

                                                              Page 3 of 10 pages

CUSIP No. 784409 30 2

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          The Cornerhouse Limited Partnership, 13, 3532733
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) X
          (b)[ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          00
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e).                                                     [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
        NUMBER OF                 7    SOLE VOTING POWER
         SHARES                        0
      BENEFICIALLY               -----------------------------------------------
        OWNED BY                  8    SHARED VOTING POWER
      EACH REPORTING                   5,897,201
       PERSON WITH               -----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                 -----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       5,897,201

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,897,201
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                                              Page 4 of 10 pages

CUSIP No. 784409 30 2

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Winsome Limited Partnership, 13-3527293
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) X
          (b)[ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          00
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e).                                                     [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
        NUMBER OF                 7    SOLE VOTING POWER
         SHARES                        0
      BENEFICIALLY               -----------------------------------------------
        OWNED BY                  8    SHARED VOTING POWER
      EACH REPORTING                   5,713,131*
       PERSON WITH               -----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                 -----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       5,713,131*

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,713,131*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

____________________
* Includes 116,667 shares of Series B Convertible Redeemable Preferred Stock.

                                  SCHEDULE 13D
                                                              Page 5 of 10 pages

CUSIP No. 784409 30 2

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Dorothy D. Eweson
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) X
          (b)[ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          00
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e).                                                     [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
        NUMBER OF                 7    SOLE VOTING POWER
         SHARES                        0
      BENEFICIALLY               -----------------------------------------------
        OWNED BY                  8    SHARED VOTING POWER
      EACH REPORTING                   14,718,396*
       PERSON WITH               -----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                 -----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       14,718,396*

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,718,396*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          74.9%*
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------
* Dorothy D. Eweson, through her nominee Colpay & Co., a New York general partnership, is the sole member of Sixth Avenue Associates LLC. Sixth Avenue Associates LLC is the owner of all of the outstanding general and limited partnership interests in each of The Cornerhouse Limited Partnership and Winsome Limited Partnership. Together, Sixth Avenue Associates LLC, The Cornerhouse Limited Partnership and Winsome Limited Partnership beneficially own 14,718,396 Shares of the Issuer, representing 74.9% of such shares. As a result of her ownership of all of the outstanding membership interests in Sixth Avenue Associates LLC, Dorothy D. Eweson may be deemed the beneficial owner, with shared dispositive and voting power, of 14,718,396 Shares of the Issuer, representing approximately 74.9% of such shares.

Item 1. Security and Issuer.

        This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Shares"), of SK Technologies Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3060 N.E. 42 Street, Fort Lauderdale, Florida 33308. Set forth on Schedule A to this Statement and incorporated herein by reference is a list of the names and addresses of the principal executive officers of the Issuer.

Item 2. Identity and Background.

(a) This Statement is being filed by Sixth Avenue Associates LLC, a Delaware limited liability company ("Sixth Avenue"), The Cornerhouse Limited Partnership, a New York limited partnership ("CLP"), Winsome Limited Partnership, a New York limited partnership ("Winsome"), and Dorothy D. Eweson, through her nominee Colpay & Co., a New York general partnership (together with Sixth Avenue, CLP and Winsome, the "Reporting Persons" and each, a "Reporting Person"). The sole member of Sixth Avenue is Dorothy D. Eweson (through her nominee Colpay & Co.). Sixth Avenue owns all of the outstanding general and limited partnership interests of each of CLP and Winsome and is the sole general partner of each of CLP and Winsome.

(b) The address of the principal office of each of the Reporting Persons is c/o Keswick Management, 1330 Avenue of the Americas, 27th floor, New York, NY 10019.

(c) The principal business activity of each of the Reporting Persons is investing in businesses of various kinds.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Dorothy D. Eweson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        The Shares (as well as certain other assets) were, directly and indirectly, acquired by the Reporting Persons from David H. Peipers in exchange for the cancellation of certain outstanding indebtedness owed by David H. Peipers to Sixth Avenue and Dorothy D. Eweson.

Item 4. Purpose of Transaction.

        The purpose of the transaction was to cancel certain outstanding indebtedness owed by David H. Peipers to Sixth Avenue and Dorothy D. Eweson. The transaction resulted in a change in control of the Issuer. The Reporting Persons have no plans to retain control of the Issuer and are currently exploring any and all strategic transactions with respect to the Shares. Accordingly, the Reporting Persons may dispose of all of the Shares in the near future. In the event of the disposition of the Shares by the Reporting Persons, a change in control of the Issuer would occur and the current composition of the present board of directors or management of the Issuer could change.

        Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

        Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. Sixth Avenue is the beneficial owner, with shared dispositive and voting power, of 3,018,064 Shares, including 66,667 shares of Series B Convertible Redeemable Preferred Stock, representing 15.4% of the outstanding shares of the Issuer's Shares. CLP is the beneficial owner, with shared dispositive and voting power, of 5,897,201 Shares representing 30.0% of the outstanding shares of the Issuer's Shares. Winsome is the beneficial owner, with shared dispositive and voting power, of 5,713,131 Shares, including 116,667 shares of Series B Convertible Redeemable Preferred Stock, representing 29.1% of the outstanding shares of the Issuer's Shares. Dorothy D. Eweson, through her nominee Colpay & Co., is the sole member of Sixth Avenue. Sixth Avenue owns all of the outstanding general and limited partnership interests in CLP and Winsome. As a result of her ownership of all of the outstanding membership interests in Sixth Avenue, Dorothy D. Eweson may be deemed the beneficial owner, with shared dispositive and voting power, of 14,718,396 Shares, the aggregate number of Shares held by Sixth Avenue, CLP and Winsome, representing 74.9% of the outstanding shares of the Issuer's Shares. The calculation of the foregoing percentages is based on the number of Shares disclosed as outstanding as of October 19, 2003 by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2003, and filed with the Securities and Exchange Commission on October 22, 2003.

        Except as disclosed in this Item 5(a), none of the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares.

(b) Each of the Reporting Persons has shared power to vote or to direct the vote or dispose or direct the disposition of those Shares identified in subsection (a) above. The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

        Except as disclosed in this Item 5(b), none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (ss. 240.13d-191), whichever is less.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

        Exhibit No.      Description
        1                Joint Filing Agreement by and among the Reporting
                         Persons

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2004

                                       SIXTH AVENUE ASSOCIATES LLC


                                       By:  /s/ Philip Kozloff
                                            ------------------------------------
                                            Name:  Philip Kozloff
                                            Title: Manager


                                       By:  /s/ James J. Ruddy
                                            ------------------------------------
                                            Name:  James J. Ruddy
                                            Title: Vice President

                                       THE CORNERHOUSE LIMITED PARTNERSHIP

                                       By:   Sixth Avenue Associates LLC,
                                             General Partner


                                             By:  /s/ Philip Kozloff
                                                  ------------------------------
                                                  Name:  Philip Kozloff
                                                  Title: Manager


                                             By:  /s/ James J. Ruddy
                                                  ------------------------------
                                                  Name:  James J. Ruddy
                                                  Title: Vice President

                                       WINSOME LIMITED PARTNERSHIP

                                       By:   Sixth Avenue Associates LLC,
                                             General Partner

                                             By:  /s/ Philip Kozloff
                                                  ------------------------------
                                                  Name:  Philip Kozloff
                                                  Title: Manager


                                             By:  /s/ James J. Ruddy
                                                  ------------------------------
                                                  Name:  James J. Ruddy
                                                  Title: Vice President

                                       DOROTHY D. EWESON



                                            /s/ Dorothy D. Eweson
                                       ----------------------------------

                                   SCHEDULE A

        NAMES AND ADDRESSES OF THE ISSUERS' PRINCIPAL EXECUTIVE OFFICERS


Name                                                 Address
----                                                 -------

Calvin S. Shoemaker                                  3060 N.E. 42 Street
President, Chief Executive Officer & Director        Fort Lauderdale, FL 33308

Melvin Goldberger                                    1599 N.W. 9th Avenue
Treasurer, Principal Accounting Officer & Director   Boca Raton, FL 33486

                                  EXHIBIT INDEX
                                  -------------


        Exhibit No.    Description
        1              Joint Filing Agreement by and among the Reporting Persons